21002197

SE
Mail Processing
Section
MAR 03 2021
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-40530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SS&C Market Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 2nd Ave S Suite 1500
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Stucky 612-238-1548
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut St. Suite 1700	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Stucky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SS&C Market Services, LLC, as of February 25, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Todd Stucky

Signature

Director of Finance, FINOP

Title

Erin E Christensen

Notary Public

Erin E Christensen
Notary Public, State of Wisconsin
Exp. 2-9-2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SS&C Market Services, LLC
Table of Contents
December 31, 2020

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

Board of Managers and Member
SS&C Market Services, LLC
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SS&C Market Services, LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

BKD, LLP

Kansas City, Missouri
February 26, 2021

SS&C Market Services, LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	19,936,508
Accounts receivable, net of allowance of $2,095		13,196,535
Other assets and prepaid expenses		8,162,859
Property and equipment, net		293,535
Intangible assets, net		1,146,354
Goodwill		4,457,008
Total assets	$	47,192,799
Liabilities and Member's Interest		
Accounts payable	$	2,623,154
Accrued liabilities		2,661,955
Other liabilities		222,493
Total liabilities		5,507,602
Member's interest		
Member's capital		17,221,298
Retained earnings		24,463,899
Total member's interest		41,685,197
Total liabilities and member's interest	$	47,192,799

The accompanying notes are an integral part of these financial statement.

1. Organization and Business

SS&C Market Services, LLC ("we", "our", "us" or the "Company") is a wholly–owned subsidiary of DST Systems, Inc. ("DST" or "Parent"), which is a wholly-owned subsidiary of SS&C Technologies Holdings, Inc. ("SS&C"). In July 2020, the Company legally changed its name from DST Market Services, LLC to SS&C Market Services, LLC. We are a broker-dealer formed under the Securities Exchange Act of 1934 and are registered with the Securities and Exchange Commission ("SEC"). We provide mutual fund shareowner recordkeeping services to brokerage firms who perform recordkeeping functions in a subaccounting arrangement for mutual fund accounts that have been sold by the broker-dealer's financial advisors. We provide a platform for facilitating the transfer of rollover transactions from individual qualified retirement plan accounts to individual retirement accounts and the processing and servicing of alternative investments for broker-dealers.

We are a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and cash equivalents
Short-term liquid investments with original maturities of 90 days or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Accounts receivable
Accounts receivable are stated at the amount billed to clients. We provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables may be written off based on specific circumstances of the clients. Accounts receivable, net resulting from contracts with customers were $10,908,854 and $11,794,633 at December 31, 2020 and 2019, respectively.

Fair value of financial instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine fair value according to a three-level hierarchy. Such inputs are defined broadly as follows:

Level 1 - Unadjusted quoted prices in active markets for identical instruments that the reporting entity has the ability to access at the measurement date.

Level 2 - Prices or valuations based on other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the instruments.

Level 3 - Prices or valuations based on significant unobservable inputs (including the entity's own assumptions in determining fair value) for the instruments.

The Company had no assets or liabilities measured on a recurring basis during the year or at December 31, 2020 which were deemed Level 1, Level 2 or Level 3 other than a Level 1 mutual fund of $19,930,141 that is classified as cash and cash equivalents in the Statement of Financial Condition.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate fair value.

Property and equipment
Property and equipment are recorded at cost with major additions and improvements capitalized. Furniture and fixtures, data processing and other equipment are depreciated using the straight-line method over the estimated useful lives, principally three to five years. Leasehold improvements are depreciated using the straight-line method over the lesser of the term of the lease or life of the improvement. We periodically review our property and equipment for possible impairment.

Goodwill and intangible assets
Intangible assets represent customer relationships acquired through a business combination. The estimated useful life of our intangible assets is 16 years, of which 2.6 years are remaining. Goodwill will be tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Income taxes
The Company elected to be taxed as a single member Limited Liability Company (LLC) for federal income tax purposes effective January 1, 2018. As a single-member LLC, we are disregarded as an entity separate from our owner for income tax purposes. Hence, for federal income tax purposes, our assets and liabilities, as well as our items of income, deduction, gain, loss and credit are reported in the operations of DST Systems, Inc. DST Systems, Inc. is included within the consolidated federal income tax return of SS&C.

Our accounting policy is to not present an income tax provision for a single member LLC, as this presentation reflects the economic activity and obligations of the entity as the entity is disregarded for federal and state tax purposes. Furthermore, no formal tax-sharing arrangement exists with this entity, and this entity does not have any commitment or obligation to fund any tax liability of the member with its earnings. This accounting policy is consistent with how the income tax returns are prepared.

Share-based compensation
We recognize expense related to SS&C restricted stock units and common stock options based on a Stock Compensation Recharge Agreement between us and SS&C. Pursuant to the terms of this agreement, we are charged an amount equivalent to the cost incurred by SS&C for equity awards related to our employees.

Subsequent events
The Company has performed an evaluation of subsequent events through February 26, 2021, which is the date the financial statements were available to be issued. No subsequent events were identified which would require recognition or disclosure.

3. Property and Equipment

The following table summarizes property and equipment and related accumulated depreciation at December 31, 2020:

Leasehold improvements	$	737,333
Furniture and fixtures		116,772
		854,105
Accumulated depreciation		(560,570)
Property and equipment, net	$	293,535

4. Other Assets and Prepaid Expenses

We made certain transition assistance payments to customers in connection with entering into new customer agreements. These costs are deferred and amortized against revenue over the respective contract terms in proportion to revenues recognized. As of December 31, 2020, $7,945,432 has been recorded as deferred costs and are included in Other assets and prepaid expenses in the Statement of Financial Condition. These costs are assessed for recoverability periodically based on the expected future cash flows from the contracts with the respective customers. No impairments were recorded for the year ended December 31, 2020.

5. Goodwill and Intangible Assets

Our goodwill of $4,457,008 at December 31, 2020 resulted from a business combination of TASS, LLC by DST in 2007, which was later merged into the Company. We test goodwill for impairment on an annual basis as of October 1st and at other times if a significant change in circumstances indicates it is more likely than not that the fair value of these assets has been reduced. Based on our 2020 annual goodwill impairment analysis performed using qualitative factors prescribed under ASC 350 (macroeconomic conditions, market and industry considerations, cost factors, our overall financial performance and other relevant entity-specific events), we concluded it was not more likely than not that the fair value of the business is less than the carrying value of the business. As such, no goodwill impairment was recorded for the year ended December 31, 2020.

The following table summarizes intangible assets at December 31, 2020:

Customer relationships	$	7,100,000
Less: accumulated amortization		5,953,646
Intangible assets, net	$	1,146,354

6. Related Party Transactions

Shared services
We may contract with DST and affiliates of DST for certain administrative services including, but not limited to, information technology services, legal, accounting, tax and other various corporate support functions.

We participated in certain services management programs, wherein cash disbursements are funded by Parent. At December 31, 2020, we had a receivable from Parent of $2,287,681 and a payable to Parent of $2,544,631 reflected in Accounts receivable and Accounts payable, respectively, in the Statement of Financial Condition. These amounts are settled regularly throughout the year.

For the year ended December 31, 2020, we paid cash dividends to DST in the amount of $53,500,000.

Share-based compensation
We participate in SS&C's share-based compensation plan and had outstanding share awards, primarily in the form of SS&C common stock options and SS&C restricted common stock units.

7. Commitments and Contingencies

We account for leases in accordance with ASU Topic 842, Leases. We lease office space under a non-cancelable operating lease, which expires in 2022.

Total future minimum payments on our non-cancelable operating lease are as follows:

Future Minimum Lease Payments	Operating Leases
2021	$ 138,927
2022	105,922
Total lease payments	$ 244,849

We are involved in legal and regulatory proceedings arising in the normal course of our business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on our financial condition, results of operations and cash flow.

In the normal course of business, we enter into contracts that contain a variety of representations and warranties which provide general indemnifications. Our maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

8. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Credit risk

Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject us to a concentration of credit risk.

Current economic conditions

Economic and financial market conditions could adversely affect the results of operations in future periods. Instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on our future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact our ability to maintain sufficient liquidity.

Reliability of systems

The Company relies on service providers that are integral to its revenue generating activities, certain of which are affiliates of the Company. A disruption of services provided, such as connectivity, may have an impact on the financial results of the Company.

9. Regulatory requirements

We are subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. We have elected the alternative net capital method. This method establishes a minimum net capital requirement of the greater of $250,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. We had net capital at December 31, 2020 of $14,149,551, which exceeded our net capital requirement by $13,899,551.

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on General Assessment Reconciliation (Form SIPC-7)

Board of Managers and Member
SS&C Market Services, LLC
Minneapolis, Minnesota

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by SS&C Market Services, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. The Company's management is responsible for the Company's Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards established by the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (wire transfer payment) in the general ledger, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of the general ledger, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of the general ledger supporting the adjustments noting no differences; and

5. Noted no overpayment applied in Form SIPC-7

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 26, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-040530 FINRA DEC
DST Market Services LLC
920 2nd Ave S STE 1500
Minneapolis, MN 55402-4007

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Todd Stucky (612) 238-1548

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$95,821
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/21/2020 Date Paid	(46,448)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	49,373
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$49,373

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $49,373

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SS&C Market Services, LLC
(Name of Corporation, Partnership or other organization)

Todd Stucky
(Authorized Signature)

Director of Finance
(Title)

Dated the 18 day of February, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$84,356,833
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Processing expenses for sub accounting and expense reimbursements for mutual fund accounts	20,476,371
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$63,880,462
2e. General Assessment @ .0015	$95,821
	(to page 1, line 2.A.)

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

Board of Managers and Member
SS&C Market Services, LLC
Minneapolis, Minnesota

We have reviewed management's statements, included in the accompanying SS&C Market Services, LLC's Exemption Report, in which (1) SS&C Market Services, LLC (the "Company") identified that it does not claim an exemption under paragraph (k) of 17 CFR §15c3-3 and is relying on the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR § 240.17a-5 (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR § 240.17a-5.

BKD, LLP

Kansas City, Missouri
February 26, 2021

SS&C Market Services, LLC's Exemption Report

SS&C Market Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing technology or platform services and related operational support; and

(3) The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; and

(4) The Company did not carry accounts of or for customers; and

(5) The Company did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SS&C Market Services, LLC

I, Todd Stucky, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Todd Stucky

Title: Director of Finance, FINOP

February 25, 2021